EXHIBIT 99.2

September 9, 2022

Board of Directors (the “Board”)

111, Inc. (the “Company”)

3-4/F, No.295 ZuChongZhi Road,

Pudong New Area

Shanghai, 201203

The People’s Republic of China

Dear Members of the Board:

We, Dr. Gang Yu, co-founder and co-chairman of the Company, Mr. Junling Liu, co- founder, co-chairman and chief executive officer of the Company (collectively, the “Co- Founders”) and Shanghai Guosheng Capital Management Co., Ltd. (the “Sponsor”, and together with the Co-Founders, “we”, “our” or “us”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares (the “Class A Shares”) of the Company, including Class A Shares represented by American depositary shares (“ADSs”, each representing two Class A Shares), that are not currently owned by us in a going-private transaction at a purchase price of US$1.83 per Class A Share or US$3.66 per ADS.

Our proposed purchase price represents a premium of 20.0% to the closing price of the ADS on September 8, 2022, the last trading day prior to the date hereof and a premium of 75.2% to the volume-weighted average closing price of the ADSs during the last 90 trading days prior to the date hereof.

As you know, the Co-Founders currently own in aggregate approximately 1.1% of all the issued and outstanding Class A Shares and 100% of all the issued and outstanding Class B ordinary shares, which represent approximately 44.0% of the total outstanding share capital of the Company and approximately 92.0% of the aggregate voting power of the Company. We agree that the Company’s board of directors should appoint a special committee of independent and disinterested directors to consider our proposed transaction and make a recommendation to the Board. We further agree that the special committee shall retain its own independent legal and financial advisors to assist in its review of our proposed transaction. We will not move forward with the transaction unless it is approved by such special committee.

None of the Company’s directors who are affiliated with us will participate in the consideration of our proposal by the Company, the special committee or the special committee’s advisors.

We currently intend that following completion of the proposed transaction, the Company’s business will continue to be run in a manner that is generally consistent with its current operations.

We have entered into a consortium agreement dated as of the date hereof, pursuant to which the Co-Founders have agreed to vote all of the shares of the Company beneficially by them in favor of the acquisition.

Given our knowledge of the Company, we are in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the Class A Shares that are not currently owned by us. We expect that the merger agreement will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We intend to fund the proposed transaction with equity capital from us in the form of rollover equity in the Company by the Co-Founders and cash contribution by the Sponsor or its affiliates. Accordingly, our proposal would not be subject to any uncertainty or delay with respect to any debt financing, and the proposed transaction will not be subject to a financing condition. We expect definitive commitment(s) for the required financing, subject to terms and conditions set forth therein, to be in place when the definitive documentation is signed with the Company.

Our Sponsor, Shanghai Guosheng Capital Management Co., Ltd., founded in 2018, is a leading private equity firm in China. As of July 2022, it has managed more than 30 private equity funds with more than US$9 billion in assets under management.

We have engaged O’Melveny & Myers LLP as our legal advisor for the proposed transaction.

Due to our obligations under the securities laws, we intend to timely file a Schedule 13D with the Securities and Exchange Commission to disclose this proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

We believe that our proposal represents an attractive opportunity for the Company’s shareholders to receive a significant premium to the current and recent prices of the ADSs. We welcome the opportunity to meet with the special committee and/or its advisors to discuss our proposal.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[signatures page follows]

Sincerely,

By:	/s/ Gang Yu
Name: Gang Yu

[Signature Page to Proposal Letter]

Sincerely,

By:	/s/ Junling Liu
Name: Junling Liu

[Signature Page to Proposal Letter]

Sincerely,

Shanghai Guosheng Capital Management Co., Led.

By:	/s/ Daohong Zhou
Name: Daohong Zhou
Title: General Manager

[Signature Page to Proposal Letter]